

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

May 27, 2016

Edward H. Seksay
General Counsel
Independent Bank Corp.
2036 Washington Street
Hanover, MA 02339

> **Re:** **Independent Bank Corp.**
> **Registration Statement on Form S-4**
> **Filed May 6, 2016**
> **File No. 333-211215**

Dear Mr. Seksay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please expand the prospectus cover page to disclose the possible change to the conversion ratio should Independent exercise its "top up" option under the merger agreement to increase the exchange ratio if NEB exercises its "walk away" right. We note the disclosure at the bottom of page 10.

NEB Voting Agreements, page 33

2. Please file the voting agreement as an exhibit to the registration statement.

Interests of NEB's Executive Officers and Directors in the Merger, page 55

3. Please quantify the value of all merger related compensation to NEB officers and directors that differs from the interests of other NEB shareholders. For example, and as applicable,

please quantify the value of possible payouts to Mr. Telman under his new settlement agreement and to Messrs. Sexton and DeSimone under the new employment letter agreements and quantify the value of liability insurance payments and any retention bonuses that may be paid to insiders.

Representations and Warranties, page 62

4. On page 62, you include a statement that the representations and warranties contained in the merger agreement were made solely for the benefit of the other party and that such representations and warranties should not be relied upon by "any other person." Please note that disclosure regarding an agreement's representations and warranties (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

Tax Consequences of the Merger Generally, page 78

5. Please revise the second paragraph to clarify that the disclosure is based upon and summarizes the opinions of Luse Gorman and Day Pitney. In addition, please have counsel revise the tax opinions to clarify that the discussion, descriptions of law and legal conclusions contained in this section represents their opinion with respect to the material United States federal income tax consequences of the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3391with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Michael T. Rave, Esq. (Via E-mail)